FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Schedule of Citi’s 11th Annual India Investor Conference held in Mumbai

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Citi’s 11th Annual India Investor Conference held in Mumbai on June 7, 2016. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

Citi’s 11th Annual India Investor Conference, Trident BKC, Mumbai: June 7, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	BNP Paribas AM France
2.	Group	Kasikorn Asset Management Co. Ltd.
3.	Group	Maple-Brown Abbott Limited
4.	Group	Prudential ICICI Mutual Fund
5.	Group	QVT Group
6.	One-on-One	Robeco
7.	Group	Birla Mutual Fund
8.	Group	Quantum Advisors
9.	Group	Reliance Industries Ltd.
10.	Group	SBI Mutual Fund
11.	Group	Toscafund
12.	Group	Westbridge Cap Partners LLC
13.	One-on-One	Artisan Partners
14.	Group	DSP Blackrock Investment Managers
15.	Group	Manulife Asset Management (Europe)
16.	One-on-One	SBI Life Insurance Company Ltd.
17.	One-on-One	Macquarie Investment Mgmt (Asia)
18.	Group	Elliott Management Group
19.	Group	Gavekal Asia Ltd.
20.	Group	Goldman Sachs Asset Management
21.	Group	Pioneer Investment Mgmt Europe
22.	Group	Prince Street Capital Management
23.	Group	Quantum Advisors

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 13, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager